Exhibit 99.4

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS DOCUMENT IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR SHARES IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT INVOLVING SILVERCREST MINES INC. AND ITS SECURITYHOLDERS.

LETTER OF TRANSMITTAL

to accompany common shares of

SILVERCREST MINES INC.

pursuant to its proposed Plan of Arrangement

This letter of transmittal (the “Letter of Transmittal”) is for use by holders (the “SilverCrest Shareholders”) of common shares (the “SilverCrest Shares”) of SilverCrest Mines Inc. (“SilverCrest”) in connection with the proposed plan of arrangement (the “Arrangement”) involving SilverCrest, First Majestic Silver Corp. (“First Majestic”), SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.) (“New SilverCrest”) and the SilverCrest Shareholders, that is being submitted for approval at the special meeting of the SilverCrest Shareholders to be held on September 25, 2015, or any adjournment(s) or postponement(s) thereof (the ”SilverCrest Meeting”). SilverCrest Shareholders are referred to the notice of special meeting of the SilverCrest Shareholders and joint management information circular (the “Circular”) dated August 24, 2015 accompanying this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany any certificate(s) or any statement(s) prepared by the Depositary pursuant to its direct registration system (the “DRS Advice Statements”) representing SilverCrest Shares which are deposited in connection with the Arrangement.

Completion of the Arrangement is subject to a number of conditions, some of which are beyond the control of SilverCrest and First Majestic. Accordingly, the exact timing of implementation (if any) of the Arrangement is not currently known. SilverCrest and First Majestic currently expect the Arrangement to become effective on or about October 1, 2015 (the “Effective Date”). In order for SilverCrest Shareholders to be eligible to receive (i) 0.2769 of a First Majestic Share and $0.0001 in cash from First Majestic (the “Consideration”), and (ii) 0.1667 of a common share of New SilverCrest (the “New SilverCrest Shares”) in respect of each of their SilverCrest Shares, SilverCrest Shareholders are required to deposit the certificate(s) or the DRS Advice Statement(s) representing such SilverCrest Shares with the Depositary along with a duly completed and executed copy of this Letter of Transmittal, together with all other required documents. As at the Effective Date, SilverCrest Shareholders will be entitled to receive, in respect of each SilverCrest Share deposited, the Consideration and the New SilverCrest Shares.

Eligible Holders (as such term is defined in Box G) may make a joint election under the Income Tax Act (Canada) with First Majestic in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes on the exchange of SilverCrest Shares for First Majestic Shares under the Arrangement. SilverCrest Shareholders should carefully review Box G of this Letter of Transmittal and the attached Circular and are urged to consult their financial, legal and other professional advisors to determine if they should make such election.

No fractional First Majestic Shares will be issued, nor any fractional cash consideration paid, to any SilverCrest Shareholder that would otherwise be entitled to receive a fractional number of First Majestic Shares or New SilverCrest Share or fractional cash consideration as consideration for their SilverCrest Shares. The number of First Majestic Shares and New SilverCrest Shares to be received by a SilverCrest Shareholder shall be rounded down to the nearest whole First Majestic Share and nearest whole New SilverCrest Share and no cash or other consideration will be paid to such SilverCrest Shareholder in lieu of the issuance of any fractional First Majestic Share or fractional New SilverCrest Share.

1

In any case where the aggregate cash consideration payable to a SilverCrest Shareholder under the Arrangement would (a) be less than one cent, then the aggregate cash consideration payable to such SilverCrest Shareholder will be rounded up to one cent; or (b) be at least one cent, but including a fraction of a cent, then the aggregate cash consideration payable to such SilverCrest Shareholder will be rounded down to the nearest whole cent.

The Depositary (see back page of this document for addresses and telephone numbers), your broker, lawyer or other professional advisor can assist you in completing this Letter of Transmittal. A SilverCrest Shareholder who wishes to deposit SilverCrest Shares pursuant to the Arrangement and whose SilverCrest Shares are registered in the name of a broker, investment dealer, commercial bank, lawyer, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit their SilverCrest Shares pursuant to the Arrangement.

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below.

2

Please read the Circular and the instructions set forth below carefully before completing this Letter of Transmittal.

TO:	SILVERCREST MINES INC.

AND TO:	FIRST MAJESTIC SILVER CORP.

AND TO:	SILVERCREST METALS INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (the “Depositary”) at its office set out herein

In connection with the Arrangement being considered for approval at the SilverCrest Meeting, the undersigned hereby surrenders to you the enclosed certificate(s) or DRS Advice Statement(s) representing SilverCrest Shares, the details of which are the following:

Certificate or DRS Advice Statement Number(s)	Name(s) in which Registered	Number of SilverCrest Shares Represented by Certificate or DRS Advice Statement	Number of SilverCrest Shares Deposited

Total:

(Please print or type. If space is insufficient, please attach a separate signed list to this Letter of Transmittal in the above form.)

The undersigned hereby transmits herewith the certificate(s) or DRS Advice Statement(s) described above for cancellation on the Effective Date.

Upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) or DRS Advice Statement(s) representing the SilverCrest Shares deposited herewith and all other required documents, and following the Effective Date, the Depositary will send to the undersigned (i) certificate(s) or DRS Advice Statement(s) representing the First Majestic Shares, (ii) a cheque representing the cash consideration to which the undersigned is entitled under the Arrangement, and (iii) certificate(s) or DRS Advice Statement(s) representing the New SilverCrest Shares (or hold such certificates or DRS Advice Statements, as the case may be, and cheque for pick-up in accordance with the instructions set out below). Any certificate or DRS Advice Statement which immediately before the Effective Time represented SilverCrest Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the third anniversary of the Effective Date, will cease to represent any claim or interest of any kind or nature against First Majestic, SilverCrest, New SilverCrest or the Depositary.

The undersigned acknowledges receipt of the Circular and represents and warrants that: (i) the undersigned is (are) the sole owner(s) of the deposited SilverCrest Shares and all rights and benefits arising from the SilverCrest Shares and has(ve) full power and authority to execute this Letter of Transmittal and deposit the SilverCrest Shares; (ii) the deposited SilverCrest Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the SilverCrest Shares to any person; (iii) the deposit of the deposited SilverCrest Shares complies with applicable laws; (iv) the deposited SilverCrest Shares are free and clear of any liens, restrictions, charges, encumbrances, claims and rights of others; (v) unless the undersigned has revoked this Letter of Transmittal by notice in writing delivered to the Depositary by no later than 5:00 p.m. (Vancouver time) on the second Business Day preceding the date of the SilverCrest Meeting, the signatory will not, before that time, transfer or permit to be transferred any of the SilverCrest Shares being deposited; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable Consideration and the New SilverCrest Shares will discharge any and all obligations of SilverCrest, First Majestic, New SilverCrest and the Depositary with respect to the matters contemplated by this Letter of Transmittal. These representations and warranties will survive the completion of the Arrangement.

3

Except with respect to any proxy deposited in connection with the SilverCrest Meeting, the undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the SilverCrest Shares being deposited, other than as granted in this Letter of Transmittal. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited SilverCrest Shares.

The undersigned covenants under the terms of this Letter of Transmittal to execute, upon request of SilverCrest, New SilverCrest or First Majestic, any additional documents, transfers and other assurances as may be necessary or desirable to duly complete the deposit of the deposited SilverCrest Shares and the transfer of the SilverCrest Shares issued in respect thereof and acknowledges that all authority herein conferred or agreed to be conferred is, to the greatest extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and will, to the greatest extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein will be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of the undersigned for the purposes of transmitting the aggregate Consideration and receipt thereof by the Depositary will be deemed to constitute receipt by persons depositing SilverCrest Shares in connection with the Arrangement. Settlement with each holder of deposited SilverCrest Shares will be made by the Depositary by forwarding (i) certificate(s) or DRS Advice Statement(s) for First Majestic Shares, (ii) a cheque representing the cash consideration to which such holder of deposited SilverCrest Shares is entitled, and (iii) certificate(s) or DRS Advice Statement(s) for New SilverCrest Shares.

Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the applicable DRS Advice Statements and/or certificates and the cheque will be issued in the name of the registered holder of the deposited SilverCrest Shares covered by this Letter of Transmittal. Unless the depositing SilverCrest Shareholder instructs the Depositary to hold the applicable DRS Advice Statements and/or certificates, as the case may be, and the cheque for pick-up by so indicating in the appropriate box of this Letter of Transmittal, the applicable DRS Advice Statements and/or certificates, as the case may be, and the cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the applicable DRS Advice Statements and/or certificates, as the case may be, and the cheque will be sent to the address of the depositing Shareholder as shown on the share register maintained by SilverCrest or its registrar and transfer agent. DRS Advice Statements and/or certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. First Majestic, SilverCrest, New SilverCrest and the Depositary reserve the right to withhold amounts in respect of withholding taxes, where required by applicable law.

It is understood that the undersigned will not receive payment in respect of the deposited SilverCrest Shares until after the Arrangement is consummated and until the certificate(s) or DRS Advice Statement(s) representing the SilverCrest Shares owned by the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary, First Majestic or New SilverCrest may require, and until the same are processed for payment by the Depositary. If the Arrangement is not completed for any reason, the enclosed share certificate(s) or DRS Advice Statement(s) and all other ancillary documents will be returned forthwith to the undersigned by first-class mail in the name of and to the address specified by the undersigned in Box B of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by SilverCrest or its registrar and transfer agent.

The undersigned acknowledges that there is no duty or obligation on First Majestic, SilverCrest, New SilverCrest, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la présente lettre d'envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l'arrangement, telle qu'il est accepté au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

4

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully the instructions provided at the back of this Letter of Transmittal and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS

ISSUE FIRST MAJESTIC CERTIFICATE(S)/DRS ADVICE STATEMENT(S), CHEQUE AND NEW SILVERCREST CERTIFICATE(S)/DRS ADVICE STATEMENT(S)
IN THE NAME OF:
(please print or type)

______________________________________

(Name)

______________________________________

______________________________________

(Street Address and Number)

______________________________________

(City and Province or State)

______________________________________

(Country and Postal (or Zip) Code)

______________________________________

(Telephone - Business Hours)

______________________________________

(Tax Identification, Social Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS

SEND FIRST MAJESTIC CERTIFICATE(S)/DRS ADVICE STATEMENT(S), CHEQUE AND NEW SILVERCREST CERTIFICATE(S)/DRS ADVICE STATEMENT(S)
(Unless Box “C” is checked) TO:
(please print or type)

☐ Same as address in Box A or to:

______________________________________

(Name)

______________________________________

______________________________________

(Street Address and Number)

______________________________________

(City and Province or State)

______________________________________

(Country and Postal (or Zip) Code)

______________________________________

(Telephone - Business Hours)

______________________________________

(Tax Identification, Social Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐     HOLD FIRST MAJESTIC CERTIFICATE(S)/DRS ADVICE STATEMENT(S), CHEQUE AND NEW SILVERCREST CERTIFICATE(S)/DRS ADVICE STATEMENT(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY.
(Check box)

5

BOX D
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE
BOX BELOW

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐   The undersigned Shareholder represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

OR

☐   The undersigned Shareholder is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “A” or “B” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

BOX E – SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 3):

________________________________________________

Authorized Signature

________________________________________________

Name of Guarantor (please print or type)

________________________________________________

Address (please print or type)

________________________________________________

________________________________________________

Area Code and Telephone Number

BOX F – SIGNATURE

Dated:__________________________________________

________________________________________________

Signature of Shareholder or Authorized Representative –
See Instructions 2, 3 and 4

________________________________________________

Name of Shareholder (please print or type)

________________________________________________

Name of Authorized Representative, if applicable
(please print or type)

________________________________________________

Address (please print or type)

________________________________________________

________________________________________________

Area Code and Telephone Number

________________________________________________

(E-mail Address)

6

BOX G

SECTION 85 TAX DEFERRAL ELECTION

(FOR ELIGIBLE CANADIAN SHAREHOLDERS ONLY. SEE INSTRUCTION 9)

As described under the heading “Canadian Federal Income Tax Considerations” in the Circular, an Eligible Holder is entitled to require First Majestic to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes on the value of the First Majestic Shares received. An “Eligible Holder” means a Shareholder who is (a) a person that is resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and is not exempt from tax under Part I of the Tax Act, or (b) a partnership that is a “Canadian partnership” for the purposes of the Tax Act, none of the partners of which is exempt from tax under Part I of the Tax Act.

A tax information package containing the tax election forms with detailed instructions on how to make the tax election or elections (the “Joint Tax Election Package”) will be separately distributed to each Eligible Holder that checks the box below and returns this Letter of Transmittal to the Depositary within 90 days of the Effective Date.

☐            PLEASE CHECK THIS BOX IF YOU WANT THE JOINT TAX ELECTION PACKAGE TO BE PROVIDED TO YOU BY FIRST MAJESTIC. (Note: The Joint Tax Election Package may also be obtained on First Majestic’s website at www.firstmajestic.com on or around the Effective Date.)

BOX H

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

(FOR U.S. SHAREHOLDERS ONLY. SEE INSTRUCTION 10)

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN OR EIN MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CASH AND NEW SILVERCREST SHARES PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THE ATTACHED FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Officer or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to be may be withheld.

Signature of U.S. Person:___________________________________________

Date:________________________

7

FOR U.S. SHAREHOLDERS ONLY

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ____
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any) ____
Exemption from FATCA reporting code (if any) ____
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

8

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

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Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

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Form W-9 (Rev. 12-2014) Page **4**

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity[4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

***Note.** Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)                                         It is recommended that this Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, covering the SilverCrest Shares deposited in connection with the Arrangement, in either case with the signature(s) guaranteed if required in Instruction 3 below, together with accompanying certificate(s) or DRS Advice Statement(s) representing the deposited SilverCrest Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal, be received by the Depositary at the office specified on the back cover page at or before 5 p.m. (Vancouver time) on September 23, 2015.

(b)                                        The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS Advice Statement(s) representing SilverCrest Shares is at the option and risk of the depositing Shareholder. If certificates or DRS Advice Statements for SilverCrest Shares are to be sent by mail, then registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the required date to permit delivery to the Depositary at or before such time. Delivery will only be effective upon actual receipt of certificate(s) or DRS Advice Statement(s) for such SilverCrest Shares by the Depositary.

(c)                                         Shareholders whose SilverCrest Shares are registered in the name of a nominee such as a broker, investment dealer, bank, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such SilverCrest Shares.

2.	Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a)	this Letter of Transmittal is signed by the registered owner(s) of the SilverCrest Shares exactly as the name of the registered holder appears on the SilverCrest Share certificates or DRS Advice Statements deposited herewith, and DRS Advice Statements issuable pursuant to the Arrangement are to be delivered directly to that registered holder, or

(b)	SilverCrest Shares are deposited for the account of an Eligible Institution (as defined below).

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate or DRS Advice Statement representing SilverCrest Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if a DRS Advice Statement issuable is to be delivered to a person other than such registered owner, the certificate or DRS Advice Statement representing SilverCrest Shares must be endorsed or accompanied by an appropriate power of attorney duly and properly completed by the registered owner(s), in either case, signed exactly as the name of the registered owner(s) appears on such certificate or DRS Advice Statement with the signature on such certificate or power of attorney guaranteed by an Eligible Institution.

If a certificate or DRS Advice Statement representing SilverCrest Shares is registered in the name of two or more persons, all of them must sign this Letter of Transmittal.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited SilverCrest Shares, or if the deposited SilverCrest Shares not acquired are to be returned to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register maintained by SilverCrest or its registrar and transfer agent or if the certificate or DRS Advice Statement for the First Majestic Shares, the DRS Advice Statement or certificate for the New SilverCrest Shares, and the cheque for the cash consideration are to be issued in the name of a person other than the registered owner(s) of the deposited SilverCrest Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

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4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity (in each case, an “Authorized Representative”), such person should so indicate when signing and this Letter of Transmittal should be accompanied by satisfactory evidence of the authority to act. First Majestic, New SilverCrest or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any DRS Advice Statements or certificates and the cheque is to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled “Registration Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any DRS Advice Statements or certificates and the cheque issued in exchange for SilverCrest Shares will be mailed to the depositing SilverCrest Shareholder at the address of the SilverCrest Shareholder as it appears in Box A or, if no address of the SilverCrest Shareholder is provided in Box A, then it will be mailed to the address of the SilverCrest Shareholder as it appears on the share register maintained by SilverCrest or its registrar and transfer agent. Any DRS Advice Statements or certificates and cheque mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Miscellaneous

(a)                                         If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advice Statements for SilverCrest Shares, additional certificates or DRS Advice Statements may be listed on a separate signed list attached to this Letter of Transmittal.

(b)                                         If SilverCrest Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                         The Arrangement will be effected under the Business Corporations Act (British Columbia) and construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from or in connection with the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(d)                                         Before completing this Letter of Transmittal, depositing SilverCrest Shareholders are strongly urged to read the accompanying Circular in its entirety.

(e)                                         All questions as to the validity, form, eligibility (including timely receipt) and acceptance of SilverCrest Shares deposited pursuant to the Arrangement will be determined by First Majestic in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Each of First Majestic and New SilverCrest reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Each of First Majestic and New SilverCrest reserves the absolute right to waive any defects or irregularities in the deposit of any SilverCrest Shares. There is no duty or obligation of First Majestic, New SilverCrest, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice. First Majestic's interpretation of the terms and conditions of the Arrangement, Circular and this Letter of Transmittal will be final and binding.

(f)                                          Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address listed below.

(g)                                         All payments will be made in Canadian dollars.

7.	Lost Certificates

If a share certificate has been lost, destroyed or stolen, the registered holder of that certificate should immediately contact the Depositary (see back cover page for address and telephone numbers). The holder will be required to complete and submit certain documentation, including a bond and/or indemnity, before the holder can receive any compensation for their SilverCrest Shares. This Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary.

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8.	Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESSES AND TELEPHONE NUMBERS) OR THE DEPOSITING SILVERCREST SHAREHOLDER'S BROKER, INVESTMENT DEALER, COMMERCIAL BANK, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST THE SILVERCREST SHAREHOLDER IN COMPLETING THIS LETTER OF TRANSMITTAL.

9.	Joint Election under the Income Tax Act (Canada)

Eligible Holders (as defined below) may make a joint election under the Income Tax Act (Canada) (the “Tax Act”) with First Majestic in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes on the exchange of SilverCrest Shares for First Majestic Shares under the Arrangement. An “Eligible Holder” means a Shareholder who is (a) a person that is resident in Canada for purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, or (b) a partnership that is a “Canadian partnership” for the purposes of the Tax Act, none of the partners of which is exempt from tax under Part I of the Tax Act. SilverCrest Shareholders should carefully review Box G of this Letter of Transmittal and the attached Circular and are urged to consult their financial, legal and other professional advisors to determine if they should make such election.

10.	U.S. Shareholders and Substitute Form W-9

In order to avoid “backup withholding” of United States income tax on payments made on the SilverCrest Shares, a registered U.S. Shareholder must generally provide the person's correct taxpayer identification number (“TIN”) or Employer Identification Number (“EIN”) on Substitute Form W-9 and certify, under penalties of perjury, that such number is correct and that such registered Shareholder is not subject to backup withholding. If the correct TIN or EIN is not provided or if any other information is not correctly provided, a penalty of up to US$50 may be imposed on the registered U.S. Shareholder by the Internal Revenue Service (the “IRS”) and payments made with respect to the SilverCrest Shares may be subject to backup withholding of 28%.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A registered U.S. Shareholder should consult his or her tax advisor as to the Shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN or EIN for an individual United States citizen or resident is the individual's social security number. The “Awaiting TIN” box of the substitute Form W-9 may be checked if a registered U.S. Shareholder has not been issued a TIN or EIN and has applied for a TIN or EIN or intends to apply for a TIN or EIN in the near future. If the “Awaiting TIN” box is checked, the registered U.S. Shareholder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a registered U.S. Shareholder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN or EIN within 60 days, such registered U.S. Shareholder will be subject to backup withholding at a rate of 28% until a TIN or EIN is provided.

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The Depositary for the Arrangement is:
COMPUTERSHARE TRUST COMPANY OF CANADA
By Registered Mail, Hand or by Courier 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of the Circular or this Letter of Transmittal may be directed by Shareholders to the Depositary at the telephone number and location set out above. A Shareholder may also contact their broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.